Jonathan R. Zimmerman Partner jon.zimmerman@FaegreBD.com Direct +1 612 766 8419	Faegre Baker Daniels LLP 2200 Wells Fargo Center • 90 South Seventh Street Minneapolis • Minnesota 55402-3901 Phone +1 612 766 7000 Fax +1 612 766 1600

By EDGAR and Federal Express

November 12, 2015

Amanda Ravitz

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:                             Tactile Systems Technology (the “Company”)

Draft Registration Statement on Form S-1

Submitted September 28, 2015

CIK No. 0001027838

Dear Ms. Ravitz:

On behalf of the Company, we are transmitting the following responses of the Company to the comments of the Securities and Exchange Commission’s staff (the “Staff”) as set forth in the letter of Amanda Ravitz, dated October 23, 2015 (the “Comment Letter”), to the Draft Registration Statement on Form S-1 submitted confidentially to the Securities and Exchange Commission on September 28, 2015.

The Company is concurrently submitting confidentially via EDGAR a revised Draft Registration Statement on Form S-1 (the “Registration Statement”).  We have enclosed for your reference two courtesy copies of the Registration Statement in a version marked to show changes from the draft submitted confidentially on September 28, 2015.

The responses herein were provided to this firm by the Company. In this letter, we have recited the comment from the Staff in italicized, bold type and have followed the comment with the Company’s response in regular type.  All references to page numbers in the Company’s responses refer to page numbers in the Registration Statement.

Graphics

1.                                The equal prominence given to your ACTitouch and Flexitouch systems in your graphic does not appear appropriate in light of the relative percent of your total revenues attributable to those products.  Please revise or advise.  In addition, since you highlight on page 100 the drawback of the system worn under clothing, tell us why you think that the graphic appropriately represents that product during normal use.  Finally, revise the final bullet point in each graphic to discuss the limitations of your clinical data or remove the bullet.

Company Response: The Flexitouch and ACTitouch Systems are the Company’s two most important products.  Both products are unique in their respective markets.  While the Flexitouch System represents a higher percentage of revenue for the Company, sales of the ACTitouch System have experienced a relatively greater growth rate since the Company acquired the product.  The Company believes that including both products in the graphic better introduces the Company’s products to readers.  Further, the Company does not intend to imply equal significance of the two products to the Company’s business given that the Company discloses its recent acquisition of the ACTitouch System and explains the disparate revenue derived from the two products elsewhere in the Registration Statement.  In response to the Staff’s comment, however, the Company has revised the final bullet point in each graphic to discuss the relative contribution of each product to the Company’s revenues in 2014.

The ACTitouch System graphic illustrates how a patient would wear the device and its position on the patient’s leg rather than representing normal use and proper application. The Company believes the ACTitouch System graphic is appropriate to include as a quick visual introduction of the product to the reader.

In response to the last sentence of the Staff’s comment, the Company has removed the reference to “clinically proven” under each graphic and revised the bullets as indicated above.

Industry and Market Data, page ii

2.                                      We note your references on pages 3 and 88 to data analysis that you commissioned.  Tell us whether you commissioned the analysis for use in connection with this registration statement.

Company Response: The Company did not commission the referenced data analysis for use in connection with the Registration Statement.  Rather, the Company commissioned the data analysis to identify physicians and clinics in the United States that diagnose lymphedema and venous leg ulcers and rank physicians and clinics by such diagnoses. The Company utilizes the data analysis to direct its salesforce to those physicians and clinicians who more frequently see patients that may benefit from the Company’s products. A secondary benefit of the data analysis is to provide an estimate of the total number of patients receiving these diagnoses.

Tactile Medical, page 1

3.                                      Explain the basis for your conclusion that “[t]his evolving care model is recognized by policy-makers and payers as key for controlling rising health care expenditures” or remove it.

Company Response: The Company respectfully advises the Staff that the statement that at-home health care solutions are recognized by policy-makers and payers as key for controlling rising health care expenditures is based on the Company’s knowledge of developments in the industry. For example, the Centers for Medicare & Medicaid Services (“CMS”) is testing a service delivery and payment incentive model, known as Independence at Home Demonstration, that uses home-based primary care teams. In its first year, CMS found that 17 Independence at Home participants saved over $25 million — an average of $3,070 per beneficiary — while improving quality in at least three of six measures. CMS Acting Administrator Andy Slavitt stated that, “The Independence at Home Demonstration is one of the tools of the Affordable Care Act that can bring down the long-term cost of care in a patient-centered manner.” Press Release, Centers for Medicare & Medicaid Services, Affordable Care Act Payment Model Saves More Than $25 million in First Performance Year (June 18, 2015), available at https://www.cms.gov/Newsroom/MediaReleaseDatabase/Press-releases/2015-Press-releases-items/2015-06-18.html.

Presbyterian Healthcare Services in Albuquerque, New Mexico, similarly found that costs for at-home patients were lower than costs for comparable hospitalized patients. Available to Medicare Advantage and Medicaid patients with common acute care diagnoses, its Hospital at Home® model developed by the Johns Hopkins University Schools of Medicine and Public Health achieved savings of 19 percent over costs for similar inpatients. Lesley Cryer, et al., Costs for ‘Hospital at Home’ Patients Were 19 Percent Lower, with Equal or Better Outcomes Compared to Similar Inpatients, 31 HEALTH AFFAIRS, no. 6, June 2012, at 1240, available at http://content.healthaffairs.org/content/31/6/1237.full.html.

By way of further example, an Aetna pilot program for at-home transitional care reduced hospital readmissions by 20% and saved $439 per member. Laura Landro, Hospitals Try House Calls to Cut Costs, Admissions, WALL ST. J., Feb. 4, 2013, available at http://www.wsj.com/articles/SB10001424127887324610504578278102547802848.

4.                                      If you choose to highlight conclusions of studies in your summary, as you have done in the final carry-over paragraph on page 1, please include a discussion of the limitations of those studies on drawing conclusions about your products.  By way of example only, in some cases it appears that the study was not based upon your product specifically and/or involved a limited number of total subjects or subjects outside the control group.  In other cases, it appears that your “quality of life” conclusions are based upon criteria contained in patient questionnaires that required subjective conclusions to be drawn.

Company Response: The Company believes that peer-reviewed published studies have shown that the Flexitouch System provides improved quality of life and clinical outcomes and delivers significant cost-savings to payers and patients, compared to traditional treatments. The Company believes the studies discussed in the “Clinical Results and Studies” section of the Registration Statement beginning on page 99 support the Company’s belief. In particular, the Registration Statement adds a recent study published by the American Medical Association in JAMA Dermatology that demonstrated significant improvement in key clinical endpoints and immediate cost reductions for individuals with lymphedema following receipt of the Flexitouch System.

In response to the Staff’s comment, the Company has revised the risk factor captioned “Physicians and payers may require additional clinical studies prior to prescribing our products or to providing or maintaining coverage and reimbursement for our products. Any subsequent clinical studies that are conducted and published may not be positive or consistent with our existing data, which would adversely affect the rate of adoption of our products” on page 19 of the Registration Statement and the bullet point on page 7 of the Registration Statement. The Company has added reference to the limitations identified by the Staff with the studies presented.

The Company respectfully advises the Staff, however, that the above-referenced risk factor was not intended to be an admission that the peer-reviewed, published studies are somehow defective or insufficient. Rather, as indicated in the caption to the risk factor, the Company seeks to inform the reader of the potential that some physicians and payers may require additional studies before such physicians and payers are willing to prescribe or provide coverage for its home-based solutions and to acknowledge the inherent possibility that a future clinical study may contradict or qualify previous clinical studies.

Market Opportunity, page 3

5.                                      Given the market size uncertainty you mention in the penultimate risk factor on page 21, please tell us why you believe it is appropriate to highlight the market size in your prospectus summary.

Company Response: As indicated in the Registration Statement, the Company believes that the incidence of each of lymphedema and chronic venous insufficiency is not well known.

As a result, the Company believes that it is appropriate to provide an estimate of the number of patients impacted by each of lymphedema and chronic venous insufficiency.  The Company further believes it is appropriate to then estimate which portion of each patient population may be likely to be served by the Company’s products.

The Company respectfully reaches a different conclusion that the risk factor on page 22 of the Registration Statement undercuts the market size disclosure. Rather, the Company believes that its estimates are reasonable, but as with any estimates, readers should also be provided disclosure that highlights factors that could cause the estimates to be inaccurate.

In order to ensure a balanced disclosure in the prospectus summary, the Company has added a bullet point to the list of risks on page 7 of the Registration Statement.

Our Competitive Strengths, page 4

6.                                      Given your disclosure on page 97 regarding the use of a pneumatic compression device and the increase in lymphedema prevalence, please tell us why you believe your disclosure regarding improved efficacy compared to traditional treatments is appropriate to highlight in your prospectus summary.

Company Response: The increased prevalence of lymphedema reported in the study published in the Public Library of Science Journal was unrelated to the use of a pneumatic compression device. The Company has deleted the figure showing the increase in lymphedema prevalence to avoid confusion.  The Company has, however, included a sentence on page 100 of the Registration Statement regarding the increased diagnoses of lymphedema among cancer survivors during the relevant period as shown by the claims data in the study, because it believes that such information is useful in demonstrating the increased prevalence of the disease overall.

The Company believes it is appropriate to include the disclosure regarding improved efficacy of the Flexitouch System compared to traditional treatments based on the published clinical studies that support such disclosure. Specifically, the recent study published by the American Medical Association in JAMA Dermatology demonstrated that the Flexitouch System is more effective than standard care received by patients prior to their use of the Flexitouch System.  The Company is supplementally providing to the Staff a copy of the study. Further, the study published in Supportive Care in Cancer demonstrated that the Flexitouch System provides better clinical outcomes as compared to those achieved with a basic pneumatic compression device for home-based treatment of breast cancer-related lymphedema.

7.                                      It is unclear how you have concluded that you have “substantial clinical evidence” given your disclosure in the last bullet point on page 6.  Please revise or advise.

Company Response: As discussed in response to comment 4, the Company believes that the studies discussed in the “Clinical Results and Studies” section of the Registration Statement beginning on page 99 support the Company’s belief that there is substantial clinical evidence supporting the efficacy of the Company’s products.  The referenced bullet point, now the second bullet point on page 7, reflects the Company’s recognition that even with substantial existing clinical evidence, some physicians and payers may require additional positive clinical evidence prior to prescribing the Company’s products or providing coverage. The referenced bullet also acknowledges the inherent possibility that a future clinical study may contradict or qualify previous clinical studies.

8.                                      Refer to the first bullet point on page 5.  Revise to indicate your basis for the conclusions in this bullet point or remove them.

Company Response: In response to the Staff’s comment, the Company has revised this bullet point on page 5 and the similar disclosure on page 95 of the Registration Statement.

Our Strategy, page 5

9.                                      Please expand the first bullet point on page 6 and elsewhere as appropriate to indicate where you believe that reimbursement rates can or need to be expanded so that an investor can understand the state of reimbursement rates for your products.

Company Response: In response to the Staff’s comment, the Company has revised the disclosure in this bullet point on page 6 and the similar disclosure on page 96 of the Registration Statement.

Implications of Being an Emerging Growth Company, page 7

10.                               Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Company Response: The Company is supplementally providing to the Staff a copy of all written communications, as defined in Rule 405 under the Securities Act, that the Company, or anyone authorized to do so on the Company’s behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not potential investors retain copies of the communications.

The Offering, page 9

11.                               Confirm whether you have identified any potential acquisition or investment candidates, given your indication that you might use proceeds for such purpose.

Company Response: As stated in the Registration Statement, the Company may use a portion of the net proceeds to acquire or invest in complementary products, technologies or businesses, although the Company has no present commitments to complete any such transaction. While the Company evaluates opportunities from time to time, the Company has not identified any potential acquisition or investment candidates at present.

Our long-term growth depends. . ., page 15

12.                               Please discuss any evidence that has failed to support the clinical benefits you mention in your prospectus or advise.

Company Response: The Company is not aware of any published data that fails to support the clinical benefits of its products that are mentioned in the prospectus.

We may be unable to collect…, page 21

13.                               Quantify the original amount of claims which resulted in your entitlement to $0.93 million.

Company Response: The total amount of the claims that had been submitted and were the subject of the settlement, based on the Medicare allowable rates, was $1,457,000, from which the Company received $851,000 (modified from $930,000 to correct an error) as a settlement of the Medicare covered portion of the claims.  In response to the Staff’s comment, the Company has revised the disclosure on pages 21, 85 and F-10 of the Registration Statement to include the original amount of the claims based on the Medicare allowable rates.

Use of Proceeds, page 61

14.                               Please disclose the approximate amount of proceeds that you currently intend to use for each purpose mentioned in the first sentence of the penultimate paragraph in this section.

Company Response: In response to the Staff’s comment, the Company has revised its disclosure on page 62 of the Registration Statement to provide the approximate amount of net proceeds that the Company currently intends to use for each purpose mentioned.

Results of Operations, page 75

15.                               Please tell us the extent to which changes in sales prices of your systems affected your results of operations for the periods presented.

Company Response: Changes in the sales prices of the Company’s systems has not been material to its results of operations for the periods presented.

Critical Accounting Policies and Significant Estimates

Stock-Based Compensation, page 84

16.                               On page 85, you disclose that your board of directors has historically determined the estimated fair value of your common stock based on the conclusions of contemporaneous valuations performed by an independent valuation specialist.  Please revise to clarify the nature and extent of the third party appraiser’s involvement and management’s reliance on the work of the independent appraiser.  Please refer to Question 141.02 of the Compliance and Disclosure Interpretations on Securities Act Sections, which can be found at http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm.

Company Response: The Company’s Board of Directors has historically determined the estimated fair value of the Company’s common stock considering various factors, one of which is the valuation report prepared by an independent valuation specialist.  The Board of Directors has also considered the Company’s business, operations, expectations and related matters set forth on page 87 in reaching its determination of the fair value.  In no case has the fair value of the Company’s common stock as determined by the Board of Directors been less than the valuation contained in the independent valuation specialist’s report and on occasion, the fair value of the Company’s common stock as determined by the Board of Directors exceeded the valuation contained in the independent valuation specialist’s report.

In response to the Staff’s comment, the Company has revised page 87 of the Registration Statement to reflect that various factors are considered by the Board of Directors in determining the estimated fair value of the common stock, not only the valuation report of the valuation specialist.

17.                               Please revise to include a discussion of the methods management used to determine the fair value of your ordinary shares and the nature of the material assumptions involved. For example, if you used the income approach, disclose that this method involves estimating future cash flows and discounting those cash flows at an appropriate rate. Also, discuss the extent to which the estimates are considered highly complex and subjective.

Company Response: In response to the Staff’s comment, the Company has revised the disclosure beginning on page 87 of the Registration Statement to discuss these methods.

18.                               In order to assist us in evaluating your stock-based compensation, please provide us with the following information for each date you granted stock options in 2014 and the subsequent periods:

•                  Date of grant;

•                  Number of shares issuable under the grant(s);

•                  Exercise price per share;

•                  Any restriction or vesting terms;

•                  Management´s estimate of the fair value of the underlying ordinary share;

•                  How management determined the fair value estimate;

•                  Nature of any relationship between you and the recipient;

•                  Nature and terms of any concurrent transactions with the recipient; and

•                  The amount of any compensation for the grant.

When pricing information for this offering is available, please tell us the significant reasons for any material differences between your last fair value determination and the midpoint of the estimated IPO price range.

Company Response: The Company is supplementally providing to the Staff the requested information.  In addition, the Company notes for the Staff that in its financial statements for the nine month period ended September 30, 2015, the Company included a compensation expense of $124,000 related to equity compensation in that period.

The Company acknowledges the last sentence in the Staff’s comment and will provide the significant reasons for any material differences between its last fair value determination and the midpoint of the estimated IPO price range as soon as the price range is available.

Business, page 88

19.                               Please disclose the basis of your estimate in the second sentence of the last paragraph on page 88.

Company Response: The Company believes that page 90 sets forth the basis for its estimate that the addressable market opportunity for its solutions treating lymphedema and chronic venous insufficiency in the United States is approximately $4.1 billion.  Specifically, the Company discloses that, based on a claims data analysis, it estimates that approximately 700,000 patients were diagnosed with lymphedema during a 12-month period, and that based on the average selling price per Flexitouch System multiplied by that 700,000 number, the estimated addressable market opportunity for the Flexitouch System is approximately $3.5 billion.  Similarly, the Company discloses that, based on a claims data analysis, it estimates that approximately 525,000 patients diagnosed with venous leg ulcers during a 12-month period would not have resolved within six months and therefore would be eligible for reimbursement for the ACTitouch System.  Based on the average selling price of the ACTitouch System multiplied by that 525,000 number, the Company discloses that the estimated addressable market opportunity for its ACTitouch System is approximately $580 million.  The $4.1 billion estimate in the referenced sentence is the sum of the $3.5 billion and $580 million estimates disclosed in that paragraph.

Impact of Health Outcomes and Costs with Use of Pneumatic Compression Devices, page 97

20.                               Please disclose the pneumatic compression devices used in the study, and provide your analysis for how you factored the 31% increase in lymphedema prevalence in patients using a pneumatic compression device in your conclusion as highlighted in your graphic that your Flexitouch System improves clinical outcomes.  Also, provide more specific information regarding the pre-specified set of health outcomes and costs.  Supplementally provide the published study.

Company Response: As discussed in the response to comment 6, the increased prevalence of lymphedema reported in the study published in the Public Library of Science Journal was unrelated to the use of a pneumatic compression device. The Company has deleted the figure showing the increase in lymphedema prevalence to avoid confusion.  The Company has, however, included a sentence on page 100 of the Registration Statement regarding the increased diagnoses of lymphedema among cancer survivors during the relevant period as shown by the claims data in the study, because it believes that such information is useful in demonstrating the increased prevalence of the disease overall.

The claims data in the above-referenced study does not specify what type of pneumatic compression device was prescribed. The prescribed devices fell under either Healthcare Common Procedure Coding System (“HCPCS”) Code E0651 or HCPCS Code E0652. The distinction between the two HCPCS Codes is explained in response to comment 22. The Company has revised the description of the study to make clear to the reader that the Flexitouch System was not the only device prescribed to patients in the study.

In response to the Staff’s comment, the Company has provided specific information regarding the pre-specified set of health outcomes and costs.

The Company is supplementally providing a copy of the published study to the Staff.

The Company respectfully advises the Staff that the recent study published by the American Medical Association in JAMA Dermatology, as discussed in response to comment 4, was limited to the Flexitouch System.

Flexitouch System Impact on Limb Volume and Patient-Reported Outcomes, page 99

21.                               Please quantify the “significant reduction” in limb volume disclosed in the second paragraph of this section and the minority of patients that experienced an increase in limb volume.

Company Response: In response to the Staff’s comment, the Company has revised this disclosure on page 102 of the Registration Statement to remove the word “significant” and to identify that 12% of patients experienced an increase in limb volume.

Comparison of Flexitouch System with Pneumatic Compression Devices, page 99

22.                               Please disclose the basic pneumatic compression device that was compared to your Flexitouch system and disclose any material differences between the two devices. Also, discuss any material limitation to this study, including but not limited to, a limited number of subjects and limited study conditions.  Supplementally provide the published study.

Company Response: In response to the Staff’s comment, the Company has added on page 102 of the Registration Statement that the comparison device used in the study was a Bio Compression 2004 Sequential Circulator pneumatic compression device.

The material difference between the Flexitouch System and the Bio Compression 2004 Sequential Circulator is the ability of the Flexitouch System to apply calibrated gradient pressure, which may be understood by reference to the HCPCS Codes under which the two products are billed to payers. The Flexitouch System and the Bio Compression 2004 Sequential Circulator are both categorized as segmented pneumatic compressor devices. A segmented pneumatic compressor for purposes of HCPCS Codes is a device which has multiple outflow ports on the compressor that lead to distinct segments on the device which inflate sequentially. The Bio Compression 2004 Sequential Circulator is considered a segmented device without calibrated gradient pressure, which is billed under HCPCS Code E0651. A segmented device without calibrated gradient pressure either (a) applies the same pressure in each segment or (b) has a predetermined pressure gradient in successive segments but no ability to individually set or adjust pressures in each of several segments.  The Bio Compression 2004 Sequential Circulator falls within the latter of those two categories.  The Flexitouch System is considered a segmented device with calibrated gradient pressure, which is billed under HCPCS Code E0652. A segmented device with calibrated gradient pressure for purposes of HCPCS Codes is distinguished by a manual control on at least three outflow ports which can deliver an individually determined pressure to each segmental unit.

The Company believes that the number of subjects in the study published in Supportive Care in Cancer and the time of treatment, which are described in the paragraph, indicate the material limitations of the study.  The Company is supplementally providing a copy of the published study to the Staff.

Intellectual Property, page 114

23.                               We note that you acquired the ACTitouch system in 2013 for which you pay royalties. Please discuss the material terms of the asset purchase agreement mentioned on page F-16 including, for instance, to whom you pay royalties and any termination provisions of the agreement.  Please file this agreement as an exhibit to your registration statement.

Company Response: In response to the Staff’s comment, the Company has included on page 119 of the Registration Statement information regarding the material terms of the asset purchase agreement.  The asset purchase agreement will be filed as an exhibit to the Registration Statement when it is publicly filed.

Management, page 118

24.                               Please indicate the dates during which Mr. Shapiro served in the disclosed roles so that it is clear how your disclosure addresses the full five-year period required by Regulation S-K Item 401(e)(1).  Please also disclose the business experience of Mr. Burke for the full five-year period.

Company Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 123 and 125 of the Registration Statement to cover the full five-year period required by Item 401(e)(1) of Regulation S-K.

25.                               We note your disclosure on page 120 that Mr. Davis has served on numerous public company boards.  Please disclose the directorships held by Mr. Davis during the past five years as required by Item 401(e)(2) of Regulation S-K.

Company Response: In response to the Staff’s comment, the Company has revised its disclosure on page 124 of the Registration Statement to provide the dates and name of the company related to Mr. Davis’ previous public company board service.

Directed Share Program, page 139

26.                               Please clarify who may participate in your directed share program as “other persons associated with” you.

Currently, no “other persons associated with” the Company have been identified to participate in the directed share program.  If that changes, the Company will notify you.

Principal Stockholders, page 140

27.                               Please disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares held in the name of each entity listed in your table.

Company Response: In response to the Staff’s comment, the Company has revised its disclosure on page 145 of the Registration Statement to provide the names of the natural persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares held in the name of each entity listed in the table.

Consolidated Financial Statements

Consolidated Balance Sheets, page F-3

28.                               We note that dividends payable to your Series A and Series B preferred stockholders have continued to accrue subsequent to June 30, 2015 and that this accrual is not reflected in the latest balance sheet.  Tell us your consideration of presenting a pro forma balance sheet to reflect the distribution accrual (but not giving effect to the offering proceeds) alongside the historical balance sheet in the filing.  Refer to SAB Topic 1B.3.

Company Response: In response to the Staff’s comment, the Company has included a pro forma balance sheet to reflect the distribution accrual (but not giving effect to the offering proceeds) alongside the historical balance sheet on page F-3 of the Registration Statement.

29.                               We see from Note 8 that your preferred stock has a preference in involuntary liquidation considerably in excess of the par value of the shares.  Please include the disclosure required by ASC 505-10-50-4.

Company Response: The Company’s preferred stock has a preference in involuntary liquidation in the amount of the original investment plus accrued dividends.  This is the amount reflected in the balance sheet.  The original investment and cumulative preferred dividends are disclosed in Note 8 as allowed by ASC 505-10-50-4.

Consolidated Statements of Operations, page F-4

30.                               We are unable to recalculate your basic and diluted earnings per share for fiscal years 2013 and 2014.  Please either revise, or show us how you determined the amounts shown.

Company Response: As disclosed in Note 1 on page F-13 of the Registration Statement, the Company used the two-class method to compute earnings per share, but in accordance with ASC 260-10-45-60, the Company did not disclose earnings per share for preferred stock.  In response to the Staff’s comment, the Company has revised page F-29 of the Registration Statement to show how basic and diluted earnings per share are calculated.

31.                               We note that you include a line item for reimbursement, general and administrative expenses.  On page 74, you disclose that reimbursements include consulting, seminars for payer case managers, professional development and training and certification expenses. Please tell us why you refer to these costs as reimbursements and how you account for the expenses.  Also, tell us the amount of reimbursements for each period presented.

Company Response: In response to the Staff’s comment, the Company has revised page 75 of the Registration Statement to clarify that the portion of the reimbursement expense that relates to seminars for payer case managers is for costs incurred by Company employees related to travel to payer case manager seminars, not expense related to Company-sponsored conferences, as may have been inferred from the prior language.  The Company has combined reimbursement expenses with general and administrative expenses due to the similarities among related expenses in those categories, such as payroll expense.

Note 1.  Summary of Significant Accounting Policies

Accounts Receivable, page F-8

32.                               Please explain to us how you determine the amount of Medicare accounts receivable to include as current for each period and revise to disclose whether the total accounts receivable amounts shown related to Medicare reflect just the current portion, or both the current and long-term portion.

Company Response: The portion of Medicare accounts receivable that the Company classifies as non-current is that portion that relates to devices that the Company does not expect to be paid within one year of shipment from the respective dates.  The Company believes that the disclosure on page F-10 related to accounts receivable due from Medicare indicates the portions that are non-current, which are the amounts related to claims that are not expected to be paid within one year of shipment of the device from the respective dates due to delays with the Administrative Law Judge appeal process.

33.                               With respect to your September 3, 2015 settlement agreement with the Centers for Medicare and Medicaid Services, please tell us whether the receivables under the agreement will be fully collected or whether you will write off a portion of the balances.

Company Response: The Company expects that the receivables under the settlement agreement will be collected in full.

34.                               Please disclose what the line item for deductions represents in your rollforward.

Company Response: In response to the Staff’s comment, the Company has revised page F-10 of the Registration Statement to clarify that line item.

Revenue Recognition, page F-12

35.                               We note that any differences in payments received (including Medicare) as compared to your estimates are recognized in the period for which you actually receive payment for the product.  Please tell us whether or not these differences have been material in any of the periods presented.

Company Response: The differences in payments received (including Medicare) as compared to the Company’s estimates have not been material in any of the periods presented.

Stock-Based Compensation, page F-13

36.                               Please reconcile your disclosure from page 85 that you estimate the expected term based on the applicable vesting periods with your disclosure in this note that you use the simplified method to determine the expected term of the stock options.  Also, explain to us why your expected volatility is derived using the historical volatility of one other public company.  Tell us how you considered ASC 718 and ASC 718-10-55-35 through 55-41.

Company Response: In response to the Staff’s comment, the Company has revised the expected term disclosure on page 86 of the Registration Statement to be consistent with the Company’s methodology to use the simplified method to determine the expected term of the stock options, as disclosed on page F-14 of the Registration Statement.  Based on the Company’s analysis of ASC 718 and its industry, size and stage, it determined that the volatility of one other public company was the best measure of its expected volatility.

37.                               Please reconcile your disclosure from page 85 that you estimate the risk-free interest rate based on the yields of U.S. Treasury securities with maturities similar to the expected term of the options with your disclosure in this note that the risk-free rate is for periods within the contractual life of the option.

Company Response: In response to the Staff’s comment, the Company has revised the disclosures on page F-14 of the Registration Statement to be consistent with the Company’s methodology to estimate the risk-free interest based on yields of U.S. Treasury securities with maturities similar to the expected term of the options, as disclosed on page 86 of the Registration Statement.

38.                               We note that you record the expense related to stock-based compensation in reimbursement, general and administrative expenses.  Please tell us whether this classification is consistent with the same line or lines as cash compensation paid to the same employees.  Refer to SAB Topic 14F.

Company Response: The Company has reclassified certain stock-based compensation expense amounts in its September 30, 2015 unaudited statement of operations.  As a result, the classification of its stock-based compensation expense is now consistent with the same line or lines as the cash compensation paid to the same employees.  Stock-based compensation expense in the 2014 and 2013 statements of operations was all recorded in reimbursement, general and administrative expense, as amounts related to other line items were not material.  Going forward, the Company will classify stock-based compensation expense consistent with the same line or lines as the cash compensation paid to the same employees.

Estimates, page F-15

39.                               You disclose that you continue to refine your estimate of the Medicare accounts receivable and related revenue recognition based on information available to you related to historical approval rates.  Please tell us how the recent settlement in September 2015 has impacted those estimates.

Company Response: The recent settlement between the Company and the Centers for Medicare and Medicaid Services has not impacted the Company’s estimate of its Medicare accounts receivable or the related revenue recognition.  See also the response to comment 13 above.

Note 5.  Asset Purchase Agreement, page F-16

40.                               Please tell us why you treated the minimum guaranteed royalties as part of the purchase price for the assets of the ACTitouch system and not as royalty expense.  Cite the guidance relied upon and how you applied it to your facts and circumstances.

Company Response: The Company treated the minimum guaranteed royalties as part of the purchase price for the assets of the ACTitouch System because that contingent consideration was probable and reasonably estimated at the time of the closing of the transaction pursuant to ASC 450.

Note 8. Stockholders’ Equity

41.                               Please disclose the per-share amounts of arrearages in cumulative preferred dividends.  Refer to ASC 505-10-50-5(b).

Company Response: In response to the Staff’s comment, the Company has revised page F-22 of the Registration Statement to include the per share amounts of arrearages in cumulative preferred dividends.

42.                               On page 11, you disclose that the information in the prospectus reflects and assumes the issuance of additional shares of common stock to your Series A and B preferred stockholders immediately prior to the completion of the offering.  Please tell us the terms of the additional share issuance and where you discuss these terms in your disclosure. Refer to ASC 505-10-50-3.

Company Response: In response to the Staff’s comment, the Company has revised pages F-20 and F-21 of the Registration Statement to include the additional terms related to the issuance of additional shares of common stock to preferred stockholders immediately prior to the completion of the offering.

43.                               We note the terms of the payment of the accruing dividend for the Series B preferred stock.  Please explain how the amount of the initial offering price impacts the number of shares you plan to issue to the preferred stockholders in payment of the accrued dividends.  We note the disclosure on page 11 and elsewhere in the filing.

Company Response: The number of shares of the Company’s common stock to be issued to the Series B preferred stockholders in respect of the accruing dividend will be determined by dividing the amount of the accrued dividends by the Series B preferred stock offering price of $1.3492, and then dividing that result by the initial public offering price per share in the offering.

Note 10.  Net Income (Loss) per Share Attributable to Common Stockholders, page F-27

44.                               We note your disclosure that the potentially dilutive securities shown in the table were included in your computation of weighted shares outstanding for fiscal years 2013 and 2014.  Please revise to include the disclosures required by ASC 260-10-50-1 and 50-2 and separately show us how the potentially dilutive securities are reflected in that disclosure.

Company Response: The original disclosure included a typographical error that stated that the potential dilutive securities were included in the computation of weighted shares outstanding.  The disclosure should have stated that the potential dilutive securities were excluded from the computation of weighted shares outstanding.  The Company has revised page F-29 of the Registration Statement to correct the typographical error and to include the required disclosures of ASC 260-10-50-1 and 50-2.

Note 11.  Unaudited Pro Forma Net Income (Loss) Per Share Attributable to Common Stockholders, F-28

45.                               Please revise to show the impact of the pro forma adjustments to net income (loss) attributable to common stockholders (numerator) and separately show the changes in weighted-average shares due to each of the adjustments to the denominator.

Company Response: In response to the Staff’s comment, the Company has revised page F-31 of the Registration Statement to show the impact of pro forma adjustments to the numerator and the denominator.

46.                               Please tell us how you will reflect the adjustment to accrue for the payment of cumulative but unpaid dividends to your Series A preferred stockholders as of June 30, 2015 in the presentation of pro forma earnings per share here, and elsewhere in the filing.  Discuss how you considered SAB Topic 1B.3.

Company Response: In response to the Staff’s comment, the Company has revised page F-31 of the Registration Statement to disclose that the pro forma earnings per share will include the additional shares that would have been required to be issued to generate sufficient proceeds to fund the cash payment of Series A convertible preferred stock dividends as described in SAB Topic 1B.3.

Exhibits

47.                               Please include as exhibits to your registration statement any employment agreements currently in effect with your named executive officers.  Also, include as an exhibit your lease agreement for your facilities mentioned on page 117.

Company Response: The Company believes that the employment agreements that it intends to enter into with each of its named executive officers prior to the completion of the offering, which will replace the current employment agreements with its named executive officers, are more relevant to investors than the current employment agreements.  As a result, the Company plans to file as an exhibit to the Registration Statement the form of the new employment agreement that it intends to enter into with each of its named executive officers.

The Company does not consider the lease agreement for its headquarters facility to be a material agreement.  The Company believes that comparable space would be available on commercially reasonable terms, if necessary.  In order to clarify the uses of this space, the Company has revised pages 83 and 121 of the Registration Statement to reflect that the location is used for office and assembly space.

Please do not hesitate to call me at (612) 766-8419 if you have any questions or comments regarding the foregoing or if we can be of service in facilitating your review of this filing.

Sincerely,

/s/ Jonathan R. Zimmerman

Jonathan R. Zimmerman

Enclosures

cc:

Tactile Systems Technology, Inc.

Gerald R. Mattys, Chief Executive Officer

Robert J. Folkes, Chief Operating Officer and Chief Financial Officer

Dorsey & Whitney LLP

Jonathan B. Abram

Peter B. Skrief